Rec'd 10/31/07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 17550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/06 (MM/DD/YY) AND ENDING 7/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Goldberg + Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Sanders Thaler + Associates LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 3 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

PROCESSED
JAN 0 3 2008
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/2/08

GARY GOLDBERG & COMPANY, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JULY 31, 2007



LAZAR SANDERS THALER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

GARY GOLDBERG & COMPANY, INC.
FOR THE YEAR ENDED JULY 31, 2007

CONTENTS

GARY GOLDBERG & COMPANY, INC.
75 MONTEBELLO ROAD
SUFFERN, NEW YORK 10901

OFFICER'S STATEMENT CONCERNING FOCUS REPORT, RULE 17a-5,SECURITIES AND EXCHANGE COMMISSION

September 26, 2007

The attached financial statements and supporting schedules are true and correct according to my best knowledge and belief.

Neither the corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Gary M. Goldberg

Subscribed and sworn to before me
this 29th day of October 2007.



MEGAN HAMMOND
Notary Public - State of New York
No. 01HA6081861
Qualified in Dutchess County
My Commission Expires October 15, 20 10

LAZAR SANDERS THALER & ASSOCIATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LONG ISLAND OFFICE:
350 JERICHO TURNPIKE, SUITE 1
JERICHO, NEW YORK 11753-1317
TEL: (516) 938-5219 • FAX: (516) 938-0491

NEW YORK CITY OFFICE:
275 MADISON AVENUE, SUITE 1711
NEW YORK, NEW YORK 10016-1101
TEL: (212) 370-3743 • FAX: (212) 370-4996

WWW.LSTCPAS.COM • E-MAIL: LST@LSTCPAS.COM

TERRY R. LAZAR, CPA, PARTNER
SCOTT SANDERS, CPA[3], PFS[2], CFP®[1], CFS[4], PARTNER
MICHAEL I. THALER, CPA, PFS[2], PARTNER

[1]CERTIFIED FINANCIAL PLANNER™ PROFESSIONAL
[2]PERSONAL FINANCIAL SPECIALIST
[4]CERTIFIED FUND SPECIALIST

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying Statement of Financial Condition of Gary Goldberg & Company, Inc. as of July 31, 2007, and the related statements of operations, changes in stockholders' equity (deficit), changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 7 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that the wholly-owned subsidiaries be presented on a consolidated basis with that of the parent company. The effects of that departure from generally accepted accounting principles on the accompanying financial statements are not reasonably determinable.

In our opinion, except for the effects of not consolidating its subsidiaries, as discussed in the preceding paragraph and except as noted in Note 2c, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Gary Goldberg & Company, Inc. as of July 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LAZAR SANDERS THALER & ASSOCIATES, LLP



Jericho, New York
September 26, 2007

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2007

ASSETS

Assets:		
Cash	$ 277,392	
Commissions receivable (Note 3)	52,204	
Miscellaneous receivable	22,935	
Prepaid expenses	81,049	
Deferred tax benefit	28,317	
Deposits with clearing organization (Note 5)	50,000	
Investments (Note 6)	30,439	
Property and equipment, at cost, less accumulated depreciation of $867,153 (Note 2a)	152,552	
Due from affiliates and related parties (Note 8)	85,456	
Due from officers (Note 9)	153,683	
Other assets	5,586	
Marketable securities, net of margin balance of $113,789 (Note 4)	9,269	
Total Assets		$ 948,882

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2007

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Accounts payable and accrued expenses	$ 299,269	
Debentures payable (Note 11)	870,000	
Dividends payable	197	
Total Liabilities		$1,169,466
Commitments (Note 13):		
Contingencies (Note 14):		
Stockholders' Deficit:		
Preferred stock, 12½% cumulative convertible preferred stock, $100 par value per share, authorized 10,000 shares, issued 252 shares and outstanding 192 shares (Note 12)	$ 19,200	
Common stock, class A - voting, $.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and outstanding 408,900 shares	4,089	
Additional paid-in capital	2,263,864	
Deficit	(2,496,432)	
Treasury stock, 4,350 shares of common stock - class A, at cost in 1978; 60 shares of 12½% cumulative convertible preferred stock, at cost in 1978; and 7,000 shares of common stock - class A, at cost in 1979	(11,305)	
Total Stockholders' Deficit		(220,584)
Total Liabilities and Stockholders' Deficit		$ 948,882

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2007

Revenues:		
Commissions	$ 126,301	
Insurance	2,876,942	
Trading	293,035	
Total Revenues		$ 3,296,278
Expenses:		
Brokerage and trading (Schedule 1)	$ 245,737	
Occupancy and equipment rental (Schedule 2)	165,990	
Administrative (Schedule 3)	1,119,160	
Employee compensation and benefits (Schedule 4)	1,678,765	
Advertising and marketing (Note 2d)	107,631	
Interest	87,500	
Total Expenses		3,404,783
Loss Before Income Taxes		$ (108,505)
Income Tax Benefit (Note 2c)		5,741
Net Loss		$ (102,764)
Dividends Paid		(3,123)
Deficit - August 1, 2006		(2,390,545)
Deficit - July 31, 2007		$(2,496,432)

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED JULY 31, 2007

	Capital Stock		Additional Paid In		Treasury
	Preferred	Common	Capital	Deficit	Stock
Balances at August 1, 2006	$ 19,200	$ 4,089	$2,263,864	$(2,390,545)	$ (11,305)
Net Loss	-	-	-	(102,764)	-
Additional contributed capital	-	-	-	-	-
Dividends paid	-	-	-	(3,123)	-
Balances at July 31, 2007	$ 19,200	$ 4,089	$2,263,864	$(2,496,432)	$ (11,305)

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED JULY 31, 2007

Subordinated Borrowings at August 1, 2006	$ 870,000
Issuance (redemption) of subordinated notes	-
Subordinated Borrowings at July 31, 2007	$ 870,000

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2007

Reconciliation of Net Loss to Net Cash Used by Operating Activities: (Note 2f)		
Net Loss	$ (102,764)	
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Depreciation and amortization	18,918	
Increase in commissions receivable	(13,854)	
Increase in accounts receivable	(22,935)	
Increase in prepaid expenses	(42,304)	
Increase in deferred tax benefit	(9,556)	
Decrease in other assets	2,708	
Decrease in accounts payable and accrued expenses	(23,411)	
Net Cash Used by Operating Activities		$ (193,198)
Cash Flows from Investing Activities:		
Net increase in securities owned	$ (31,172)	
Net increase in investments	(1,661)	
Net increase in property and equipment	(1,808)	
Net Cash Used by Investing Activities		(34,641)
Cash Flows from Financing Activities:		
Increase in margin balance	$ 16,840	
Decrease in due from related parties	191,553	
Increase in due from officers	(63,510)	
Dividends paid	(3,123)	
Net Cash Provided by Financing Activities		141,760
Net Decrease in Cash		$ (86,079)
Cash - August 1, 2006		363,471
Cash - July 31, 2007		$ 277,392
Supplemental Disclosures of Cash Flow Information:		
Interest paid		$ 87,500
Income taxes paid		$ 3,815

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION:

The Company was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979 the name was changed to Gary Goldberg & Company, Inc.

The Company was organized to provide financial planning services and act as a securities broker/dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Those policies which are considered particularly significant are as follows:

a) Property and Equipment:

Property and equipment are capitalized at cost. Significant improvements are capitalized; maintenance and repairs are charged to income. When equipment is retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are credited or charged to income.

Depreciation of property and equipment is computed according to generally accepted accounting principles over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the life of the lease.

Property and equipment consists of the following:

Class of Assets	Depreciable Cost	Estimated Useful Life
Telephone equipment	$ 112,674	5 Years
Furniture and fixtures	502,345	5-7 Years
Automobiles	69,837	5 Years
Leasehold improvements	159,259	10-20 Years
Office equipment	175,590	5-7 Years
Total	$1,019,705	

b) Revenue Recognition:

The Company records its own securities transactions on a settlement date basis. Commission income received from the clearing organization is recorded on a trade date basis. Commission income is primarily derived from its marketing of investment company shares, insurance investments and annuity investments.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

c) Income Taxes:

The Company files consolidated federal and state income tax returns with its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc and Gary Goldberg Advisory Services, Inc. Material tax effects arising from this consolidation are charged or credited to the inter-company account and the corresponding income tax expense is charged or credited to income.

The projected consolidated taxable loss for the year is about $157,000. The Company's share of this projected loss is about $79,000.

The federal and state income tax benefit provision for the current year is $5,741. This consists of the following:

Current expense	$ 3,815
Deferred benefit of current year loss	(9,556)
	$ (5,741)

d) Advertising:

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the year ended July 31, 2007 were $107,631.

e) Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

g) Concentrations of Credit Risk:

As of July 31, 2007 the Company had a concentration of credit risk of $209,976 on bank deposits in excess of the federally insured amount of $100,000, at two financial institutions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

g) Concentrations of Credit Risk (Continued):

As of July 31, 2007, the Company is not aware of any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact its operations. It also does not have a concentration of available sources of supply materials, labor, services, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

NOTE 3. COMMISSIONS RECEIVABLE:

The Company had receivables of $52,204 due from the clearing house and from investment funds for commissions it earned on customers' transactions.

NOTE 4. MARKETABLE SECURITIES:

Marketable equity securities of $123,058 are valued at market value. Upon the sale of a security, the realized gain or loss is included in income based on the difference between the sales price and the cost. Unrealized gains and losses in marketable securities held for trade are included in income. Unrealized gains and losses in marketable securities not held for trade are recorded as other comprehensive income or loss in stockholders' equity.

The Company had a margin balance of $113,789 as of July 31, 2007 against its portfolio of securities.

NOTE 5. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a security balance of $50,000 with the clearing house. This is pursuant to requirements set forth by the clearing house.

The Company clears all its security transactions on a fully disclosed basis through a clearing house, which is an exchange member organization. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated at any time by either party after giving 30 days written notice.

NOTE 6. INVESTMENTS:

Represents investments in:

Gold coins - at market value	$ 1,450
Gary Goldberg Planning Services, Inc. (Note 7)	16,285
Gary Goldberg Advisory Services, Inc. (Note 7)	1,000
Officer's life insurance - cash value	11,704
	$ 30,439

NOTE 7. INVESTMENTS IN UNCONSOLIDATED RELATED COMPANIES:

Gary Goldberg Planning Services, Inc. is a wholly-owned consolidated (for income tax purposes) subsidiary of Gary Goldberg & Company, Inc.

Gary Goldberg Advisory Services, Inc. is a wholly-owned consolidated (for income tax purposes) subsidiary of Gary Goldberg & Company, Inc.

NOTE 8. DUE FROM AFFILIATES AND RELATED PARTIES:

This represents balances due for allocated income tax benefits (Note 2c) and operating expenses from the following entities. These are payable on demand:

Entity	Type	Amount
Gary Goldberg Planning Services, Inc.	Affiliate	$ 9,330
Montebello Park	Related Party	76,126
		$ 85,456

NOTE 9. DUE FROM OFFICERS:

The Company advanced $153,683 to Gary M. Goldberg which is to be repaid on demand.

NOTE 10. PENSION AND PROFIT SHARING:

As of January 1, 1988, the Company established a contributory cash or deferred arrangements (CODA) plan which is qualified under Section 401(k) of the Internal Revenue Code. All full time employees who have been employed continuously for at least one year are eligible for participation in the plan. The Company's contribution for the plan year ended December 31, 2006 was $21,604. In addition, there was a $2,684 adjustment to the previous year's contribution.

NOTE 11. DEBENTURES PAYABLE:

These consist of the following:

Face Amount	Maturity Date	Annual Interest Rate
$200,000	11/1/2007	Equivalent to brokerage account earnings
570,000	4/30/2009	10%
100,000	6/30/2010	10%
$870,000		

NOTE 12. PREFERRED STOCK:

Each share of preferred stock is convertible into 50 shares of class A - voting common stock, at any time at the option of the holder. The shares of preferred stock have a liquidation preference of $100 per share.

NOTE 13. COMMITMENTS:

a) The Company leases office space from Goldberg Montebello LLC D/B/A Montebello Park in Suffern, New York. This lease was due to expire in October 2007. The lease was renewed for 10 years effective March 1, 2006 at an annual rent of $117,084.

Future minimum rental payments required under the Suffern lease are as follows:

August 1, 2007 - July 31, 2008	$ 117,084
August 1, 2008 - July 31, 2009	117,084
August 1, 2009 - July 31, 2010	117,084
August 1, 2010 - July 31, 2011	117,084
August 1, 2011 - July 31, 2012	117,084
Thereafter	419,551
	$1,004,971

b) The Company leases office space in White Plains, New York on an annual basis. The current lease runs from December 1, 2006 until November 30, 2007 at an annual rate of $15,696.

c) The Company leases office space in Fishkill, New York. This lease runs from June 1, 2005 until May 31, 2008. The annual rent is fixed at $20,065.

d) The Company has commitments on various equipment leases. The future minimum lease payments required are as follows:

August 1, 2007 - July 31, 2008	$ 8,989
August 1, 2008 - July 31, 2009	-
August 1, 2009 - July 31, 2010	-
August 1, 2010 - July 31, 2011	-
August 1, 2011 - July 31, 2012	-
	$ 8,989

NOTE 14. CONTINGENCIES:

a) The Company has a pending lawsuit against a former employee and her siblings for damages resulting from embezzlements. The likelihood is for a favorable outcome on damages to be collected.

NOTE 14. CONTINGENCIES (Continued):

b) Family members of the defendant in the above case have brought a suit against the Company alleging the Company's failure to properly supervise the former employee. The Company has prevailed in summary judgment. The plaintiffs have appealed this decision. The Company's counsel believe the plaintiffs will not prevail in this case.

c) The Company is representing itself in an arbitration matter involving an investor's complaint. The outcome cannot be predicted at this point, although the Company believes it has a relatively strong case.

NOTE 15. OFFICER'S COMPENSATION:

Gary M. Goldberg entered into a formal employment agreement with the Company and Gary Goldberg Planning Services, Inc. during the current fiscal year. The agreement provides for compensation in the form of salary, commissions, incentive bonuses, and benefits. The agreement is for two years from August 1, 2006 through July 31, 2008. Mr. Goldberg's base salary from the Company is $300,000, subject to increases as determined by the board of directors. Mr. Goldberg will also be paid a quarterly production bonus based on the gross revenues that he generates, which ranges between 35% and 50% of sales based on volume. He is also entitled to receive a performance bonus as approved by the board of directors each year. The performance bonus is set at a maximum of 50% of the Company's operating profits.

NOTE 16. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2007, the Company had net capital of $121,554. Net capital, which includes debentures of $870,000, was $101,590 in excess of its minimum required net capital of $19,964. The Company's net capital ratio was 2.46 to 1 at the year ended July 31, 2007.

LAZAR SANDERS THALER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LONG ISLAND OFFICE:
350 JERICHO TURNPIKE, SUITE 1
JERICHO, NEW YORK 11753-1317
TEL: (516) 938-5219 • FAX: (516) 938-0491

NEW YORK CITY OFFICE:
275 MADISON AVENUE, SUITE 1711
NEW YORK, NEW YORK 10016-1101
TEL: (212) 370-3743 • FAX: (212) 370-4996

WWW.LSTCPAS.COM • E-MAIL: LST@LSTCPAS.COM

TERRY R. LAZAR, CPA, PARTNER
SCOTT SANDERS, CPA[3], PFS[2], CFP®[1], CFS[4], PARTNER
MICHAEL I. THALER, CPA, PFS[2], PARTNER

[1]CERTIFIED FINANCIAL PLANNER™ PROFESSIONAL
[2]PERSONAL FINANCIAL SPECIALIST
[4]CERTIFIED FUND SPECIALIST

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying financial statements of Gary Goldberg & Company, Inc. as of and for the year ended July 31, 2007 and have issued our report thereon dated September 26, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in accompanying Schedules 1, 2, 3 and 4 is presented only for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LAZAR SANDERS THALER & ASSOCIATES, LLP



Jericho, New York
September 26, 2007

GARY GOLDBERG & COMPANY, INC.
SCHEDULE OF EXPENSES
YEAR ENDED JULY 31, 2007
(See Independent Auditor's Report on Supplemental Information)

Brokerage and Trading - Schedule 1:

Clearing costs	$ 152,374
Information and quotes	33,110
Regulatory fees	40,749
Commissions	19,504
	$ 245,737

Occupancy and Equipment Rental - Schedule 2:

Rent	$ 155,352
Copier leasing	9,290
Equipment rental	1,348
	$ 165,990

Administrative - Schedule 3:

Legal fees	$ 106,805
Insurance	48,371
Telephone	58,060
Accounting and audit	90,217
Consultants	191,270
Depreciation	18,918
Travel and entertainment	79,146
Auto expense	45,985
Delivery and postage	17,359
Repairs and maintenance	13,802
Dues and subscriptions	18,633
Computer supplies and maintenance	24,713
Office expense	134,525
Seminars and education	264,712
Contributions	4,400
Penalties and late fees	2,244
	$1,119,160

Employee Compensation and Benefits - Schedule 4:

Officers salaries and commissions (Note 15)	$ 376,760
Office salaries	312,679
Payroll taxes	80,172
Commissions	752,335
Employee welfare	132,531
Pension plan (Note 10)	24,288
	$1,678,765

The accompanying notes are an integral part of these financial statements.

LAZAR SANDERS THALER & ASSOCIATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LONG ISLAND OFFICE:
350 JERICHO TURNPIKE, SUITE 1
JERICHO, NEW YORK 11753-1317
TEL: (516) 938-5219 • FAX: (516) 938-0491

NEW YORK CITY OFFICE:
275 MADISON AVENUE, SUITE 1711
NEW YORK, NEW YORK 10016-1101
TEL: (212) 370-3743 • FAX: (212) 370-4996

WWW.LSTCPAS.COM • E-MAIL: LST@LSTCPAS.COM

TERRY R. LAZAR, CPA, PARTNER
SCOTT SANDERS, CPA[3], PFS[2], CFP®[1], CFS[4], PARTNER
MICHAEL I. THALER, CPA, PFS[2], PARTNER

[1]CERTIFIED FINANCIAL PLANNER™ PROFESSIONAL
[2]PERSONAL FINANCIAL SPECIALIST
[4]CERTIFIED FUND SPECIALIST

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying financial statements of Gary Goldberg & Company, Inc. as of and for the year ended July 31, 2007 and have issued our report thereon dated September 26, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LAZAR SANDERS THALER & ASSOCIATES, LLP



Jericho, New York
September 26, 2007

GARY GOLDBERG & COMPANY, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
JULY 31, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of Focus Form X-17A-5.

SCHEDULE I

GARY GOLDBERG & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2007

NET CAPITAL:		
Stockholders' Equity	$ (220,584)	
Add: Debentures payable	870,000	$ 649,416
Deductions And/Or Charges:		
Non-Allowable Assets:		
Petty cash	$ 200	
Property and equipment	152,552	
Due from related parties	85,456	
Prepaid expenses	81,049	
Deferred tax benefit	28,317	
Investments	17,285	
Security deposits	5,586	
Due from officers	153,683	524,128
Net Capital Before Haircuts on Securities		$ 125,288
Haircuts: securities positions	$ 2,880	
Haircuts: undue concentration	854	3,734
Net Capital		$ 121,554
AGGREGATE INDEBTEDNESS:		
Total current liabilities	$ 499,466	
Total long-term liabilities	670,000	
		$1,169,466
Less: Debentures payable		870,000
Total Aggregate Indebtedness		$ 299,466
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 19,964
Excess net capital at 1,500 percent		$ 101,590
Excess net capital at 1,000 percent		$ 91,607
Ratio: Aggregate indebtedness to net capital		2.46 to 1

SCHEDULE I (CONTINUED)

GARY GOLDBERG & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of July 31, 2007)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$ 166,711
Net audit adjustments	(45,157)
Net Capital, Per Audit	$ 121,554

SCHEDULE II

GARY GOLDBERG & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2007

The Computation for Determination of the Reserve Requirement under exhibit A of Rule 15c3-3 and information relating to the Possession or Control Requirements under rule 15c3-3 are not required since the Company does not maintain customers' accounts nor a position in any securities.

LAZAR SANDERS THALER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LONG ISLAND OFFICE:
350 JERICHO TURNPIKE, SUITE 1
JERICHO, NEW YORK 11753-1317
TEL: (516) 938-5219 • FAX: (516) 938-0491

NEW YORK CITY OFFICE:
275 MADISON AVENUE, SUITE 1711
NEW YORK, NEW YORK 10016-1101
TEL: (212) 370-3743 • FAX: (212) 370-4996

WWW.LSTCPAS.COM • E-MAIL: LST@LSTCPAS.COM

TERRY R. LAZAR, CPA, PARTNER
SCOTT SANDERS, CPA[3], PFS[2], CFP®[1], CFS[4], PARTNER
MICHAEL I. THALER, CPA, PFS[2], PARTNER

[1]CERTIFIED FINANCIAL PLANNER™ PROFESSIONAL
[2]PERSONAL FINANCIAL SPECIALIST
[4]CERTIFIED FUND SPECIALIST

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York

In planning and performing our audit of the financial statements of Gary Goldberg & Company, Inc. for the year ended July 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the unconsolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Gary Goldberg & Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007 to meet the SEC's objectives.

LAZAR SANDERS THALER & ASSOCIATES, LLP



Jericho, New York
September 26, 2007

END